PRIMERO REPORTS SECOND QUARTER 2013 RESULTS;

RECORD GOLD AND SILVER PRODUCTION LEADS TO PRODUCTION GUIDANCE INCREASE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the second quarter 2013 management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, August 8, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) today reported financial results for the second quarter ended June 30, 2013.

Second Quarter Highlights:

  Record Production: Gold equivalent1 production increased by 16% over the same period last year to 39,089 gold equivalent ounces (gold production of 26,904 ounces and silver production of 1.46 million ounces);

  Low Cash Costs and All-in Sustaining Costs: Cash costs2 of $551 per gold equivalent ounce, or $167 per gold ounce on a by-product basis; and all-in sustaining costs of $659 per ounce;

  Social Security Liability Impacts Second Quarter: Accrued $6.9 million in the second quarter for social security premiums covering the last three years in Mexico;

  Strong Earnings and Cash Flow: Adjusted net earnings3 of $17.0 million ($0.16 per share) and operating cash flow before working capital changes4 of $16.9 million ($0.16 per share);

  Balance Sheet Remains Strong: Cash position of $130.4 million at June 30, 2013;

  Highest Silver Sales at Spot Prices: Silver sales at spot market prices of 603,476 ounces5, 28% higher than the same period in 2012;

  Cerro del Gallo Acquisition Closed: Transaction closed in May 2013, diversifying Primero and adding a growth project;

  Exploration Success: Announced the extension of the Victoria and Alexa veins, solidifying the Sinaloa Graben as the future of the San Dimas mine.

“The expansion of the San Dimas mine is on schedule to be producing at a rate of approximately 160,000 gold equivalent ounces per year by the end of the first quarter of 2014,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “During the second quarter mine throughput exceeded the current mill’s nameplate capacity, resulting in record production levels while also allowing us to stockpile lower grade ore. We generated comparable adjusted earnings to Q2 2012 despite much lower metal prices. We also successfully completed the Cerro del Gallo acquisition and have subsequently been advancing the project, with a construction decision expected early in the fourth quarter this year. Conscious of the lower metals prices, our management team has been analyzing cost cutting and productivity improvement initiatives throughout the organization in order to extract the maximum value from our assets.”

Mine Throughput Exceeds Mill Capacity

Primero produced 39,089 gold equivalent ounces1 during the second quarter of 2013 or 26,904 ounces of gold and 1.46 million ounces of silver, 16% more and 7% more, respectively, than the same period in 2012. The increase in gold production was primarily due to 15% higher throughput of 201,680 tonnes in 2013 up from 174,742 tonnes in 2012. The increase in silver production was due to the higher throughput, while grade declined by 8%.

A total of 207,263 tonnes was mined during the second quarter of 2013 and the Company began to build a low-grade ore stockpile, located nearby the mill. The Company successfully increased mine throughput above the current mill capacity during the second quarter, to an average of 2,278 TPD, with the mill operating at 2,216 TPD.

Total cash costs2 on a gold equivalent and by-product basis in the second quarter 2013 were $551 and $167 per ounce, respectively, compared with $525 and $44 per ounce, respectively, in the second quarter 2012. Higher operating costs (mainly due to higher labour costs as a result of annual pay rate increases, the cost of social security premiums and implementation of long hole mining) were partially offset by a 16% increase in gold equivalent ounces produced.

Earnings and Cash Flow Remain Strong Despite Lower Gold Price

Revenues in the second quarter of 2013 were $52.5 million as a result of selling 25,692 ounces of gold at an average realized price of $1,398 per ounce, and 1.42 million ounces of silver at an average realized price of $11.66 per ounce5. Revenue was $57.1 million for the same period in 2012 from selling 24,876 ounces of gold at an average realized price of $1,610 per ounce and 1.39 million ounces of silver at an average realized price of $12.24 per ounce.

Operating cash flow before working capital changes4 in the second quarter of 2013 was $16.9 million ($0.16 per share), compared to $35.3 million ($0.40 per share) in 2012, mainly as a result of the accrual of $6.9 million for social security premiums covering the period since the acquisition of the San Dimas mine in August 2010 after reaching a settlement with the Mexican Social Security authorities, increased payouts of phantom share units (“PSUs”) and lower earnings from mine operations due in part to lower commodity prices.

The Company earned net income of $4.2 million ($0.04 per share) for the three months ended June 30, 2013 compared with net income of $6.6 million ($0.07 per share) for the three months ended June 30, 2012. Higher gold and silver production and sales were offset by lower realized commodity prices, reducing revenue and earnings from mine operations compared to the prior year period. Lower general and administrative expenses, due primarily to reduced share-based payment expense, in Q2 2013 than Q2 2012 were offset by higher other expense, due to the accrual of a liability for historical social security premiums in Mexico.

When Primero acquired the San Dimas Mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). On July 23, 2013, the IMSS authority notified the Company that it would be assessed $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010. Consequently the Company has accrued $6.9 million in its financial statements as at June 30, 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to other expenses in the statement of operations (and eliminated in the computation of adjusted net income in the second quarter 2013).

Adjusted net income3, which primarily excludes the impact of foreign exchange rate changes on deferred tax balances and the accrual for social security premiums related to 2012 and earlier years, was $17.0 million ($0.16 per share) for the second quarter 2013, compared with $15.4 million ($0.17 per share) for the same period in 2012.

Revenue was $98.8 million for the six months ended June 30, 2013 as a result of selling 50,428 ounces of gold at an average realized price of $1,510 per ounce, and 2.90 million ounces of silver at an average realized price of $7.82 per ounce. Revenue was $101.1 million for the same period in 2012 from selling 47,880 ounces of gold at an average realized price of $1,643 per ounce and 2.72 million ounces of silver at an average realized price of $8.26 per ounce. The Company reached the 3.5 million ounce threshold under the silver purchase agreement in early April 20135, and subsequently sold 603,476 ounces of silver at an average price of $21.88 per ounce. In the prior year, the threshold was met at the end of April, and the Company subsequently sold 470,000 ounces at an average price of $28.21 per ounce.

The Company earned net income of $21.6 million ($0.21 per share) for the six months ended June 30, 2013 compared with $36.7 million ($0.42 per share) for the six months ended June 30, 2012. Higher sales volumes were offset by lower commodity prices, reducing revenue, which, combined with higher operating expenses, decreased earnings from mine operations. The accrual of a $5.5 million liability for historical social security premiums, covering the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012, also reduced earnings in the six months ended June 30, 2013. Net income per share in 2013 was further impacted by a 15% increase in the number of weighted average shares outstanding.

Adjusted net income, which primarily excludes the accrual for historical social security premiums in 2013 and the impact of foreign exchange changes on deferred tax balances in both years, was $26.1 million ($0.26 per share) for the six months ended June 30, 2013, compared with $34.2 million ($0.39 per share) for the same period in 2012.

Cash Position Remains Strong

The Company’s cash position was $130.4 million at June 30, 2013 down from the March 31, 2013 balance of $141.2 million. The cash balance of $130.4 million reflects the payout of $5.0 million of PSUs and $4.6 million to close the Cerro del Gallo transaction and Santana Minerals Limited subscription, as well as $16.3 million for capital expenditures at San Dimas.

With its cash balance and anticipated cash flows at current commodity prices, Primero’s management believes the Company is fully funded to expand production at San Dimas and build the Cerro del Gallo project while remaining well positioned to take advantage of strategic growth opportunities.

Outlook for 2013 Revised Upward

Primero has increased its production guidance to between 125,000 and 135,000 gold equivalent ounces, an increase of up to 21% over 2012, based on higher throughput at slightly higher grades for gold and lower grades for silver. The Company now expects its gold production to be in the range of 95,000 and 105,000 ounces and has revised its silver production guidance to between 5.6 million and 6.0 million ounces.

Cash costs for 2013 are still expected to be in the range of $620 to $640 per gold equivalent ounce but the Company now expects its by-product cash costs to be between $410 and $430 per gold ounce as a result of reduced silver by-product credits.

The Company has also updated its capital and exploration expenditure guidance for San Dimas to include the initiation of an expansion at the Company’s hydro-electric facility. Capital expenditures at San Dimas are expected to be approximately $45 million excluding capitalized exploration expenses of $15 million. Spending in 2013 at the Cerro del Gallo project is expected to be approximately $11 million for capital expenditures and $4 million for exploration based on 100% ownership.

Primero’s 2013 revised outlook is summarized in the following table:

	Original Outlook 2013	Revised Outlook 2013
Attributable gold equivalent production[1] (gold equivalent ounces)	120,000-130,000	125,000-135,000
Gold production (ounces)	90,000-100,000	95,000-105,000
Silver production[5] (ounces)	6,000,000-6,500,000	5,600,000-6,000,000
Silver sales at spot prices[5] (ounces)	900,000-1,000,000	850,000-950,000
Total cash costs[2] (per gold equivalent ounce)	$620 - $640	$620 - $640
Total cash costs[2] - by-product (per gold ounce)	$280 - $300	$410 - $430
All-in Sustaining Costs[2] (per gold ounce)	N/A	$1,050 - $1,150

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,410 per ounce; an average silver price of $6.77 per ounce (calculated using the silver agreement contract price of $4.14 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21.16 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

Expansion to 2,500 TPD On-Track for Q1 2014

The Company’s expansion of the San Dimas mill from 2,150 tonnes per day (“TPD”) to 2,500 TPD is expected to be completed by the end of Q4 2013 on budget. At June 30, 2013 the expansion to 2,500 TPD was 60% complete. Mine development to feed the mill at the expected capacity remains on track to be completed in Q1 2014. A decision regarding the potential further expansion to 3,000 TPD is expected in October, 2013.

Cerro Del Gallo Project Advancing

On May 22, 2013 Primero closed the acquisition of Cerro Resources NL ("Cerro"), resulting in 69.2% ownership of the Cerro del Gallo gold-silver-copper project in Guanajuato, Mexico.6

The addition of the Cerro del Gallo project is expected to increase the Company’s near-term production by approximately 95,000 gold equivalent ounces per year (on a 100% ownership basis) starting in mid-2015. The acquisition also significantly increased Primero’s reserves and resources in a safe mining jurisdiction in which the Company has operating experience.

Primero reduced its estimated capital spending in 2013 for the Cerro del Gallo project to approximately $15 million (on a 100% ownership basis) in order to advance the project to a construction decision. The project time-line will not be impacted if the decision is made to proceed to construction, resulting in the first production in mid-2015. Subject to market conditions at the time, the Company anticipates making a construction decision early in the fourth quarter and expects to complete all outstanding permitting, land acquisition, basic engineering of the mine and the processing facilities, and a preliminary exploration program, including condemnation drilling, in 2013. The Company will also determine if it is proceeding with full or partial engineering, procurement, and construction management ("EPCM") by the end of 2013, at which point the budget for Cerro del Gallo will be updated.

Exploration Success

On May 21, 2013 Primero announced results of recent drilling at San Dimas. Results indicated that the Victoria vein, discovered in 2012, extends into an adjacent ore block and that the Alexa vein, also discovered in 2012, continues west.7

The Alexa and Victoria veins were discovered in the Sinaloa Graben Block in the first half of 2012, after which the Company successfully completed delineation drilling, resulting in 105,000 ounces of gold and 5.6 million ounces of silver from these veins being included in its year end 2012 Mineral Reserves. As a result of its close proximity to existing infrastructure, the Victoria vein was also included in the 2013 mine plan.

The Company continues to explore the upside extension of the Alexa vein into the western area and will explore for the continuation of the Alexa vein into the Sinaloa Graben in the second half of 2013. The Company has successfully developed access to the Alexa and Victoria veins, allowing for their inclusion into the near-term mine plan and accelerated inclusion to resources and to reserves.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, August 8, 2013 at 11:00 a.m. EDT to discuss the second quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-855-410-0553 or 1-646-583-7389 for calls outside Canada and the U.S., and entering the participant passcode 733995#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=655188&s=1&k=B9910567CA1C086474B983F9135B202E.

A recorded playback of the call will be available until, Friday, November 8, 2013 by dialing North America toll free 1-855-410-0556 or 646-583-7395 for calls outside Canada and the U.S. and entering the call back passcode 338799#.

This release should be read in conjunction with Primero’s second quarter 2013 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2013 was based on realized prices of $1,398 per ounce of gold and $11.66 per ounce of silver. The ratio used for the 2013 guidance projection was based on estimated average prices of $1,410 per ounce of gold and $6.77 per ounce of silver.

(2) Total cash costs per gold equivalent ounce, total cash costs on a by-product basis and all-in sustaining costs are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. “All-in sustaining costs”, as defined by the World Gold Council, more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, reclamation cost accretion and is reported on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard for total cash costs and the World Gold Council standard for all-in sustaining costs. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2013 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) Adjusted net income and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2013 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(4) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the second quarter 2013 MD&A for a reconciliation of operating cash flows to GAAP.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) See Primero News Release “Primero Announces Closing of Cerro Del Gallo Acquisition” dated May 22, 2013.

(7) See Primero News Release “Primero Announces Exploration Results; Alexa Vein Continues and Victoria Vein Extends Into West Block” dated May 21,2013.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico, including the 100% owned San Dimas gold-silver mine and the 69.2% owned Cerro del Gallo gold-silver-copper development project. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible”, “to expand”, “to advance”, “budget”, “scheduled”, “estimates”, “continues to”, “remains”, “to be”, “forecasts”, “outlook”, “guidance”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will benefit”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s expansion of the San Dimas mine, mill and hydro-electric facility and the timing thereof as well as consideration of further potential expansion; that the Company is fully funded for such expansion and building Cerro del Gallo and taking advantage of other growth opportunities; production, cost, capital and exploration expenditure guidance; : the Company's plans, estimates and expectations for the Cerro del Gallo project including the capital budget, timing of activities to lead to a construction decision, the exploration and drilling program including the timing, budget, purpose and anticipated results thereof, the anticipated annual production from the project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; the ability to generate significant free cash flow ; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to market conditions and the costs to fund growth initiatives; the specific assumptions set forth above in this news release including in the footnotes; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its capital expenditure, development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2013; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to remaining surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: changes in commodity prices and the costs of project development and construction; the Company may not be able to achieve production, costs, silver sales, and capital and exploration expenditures within its guidance; the Company may not be able to timely assess and to complete matters necessary to make a construction decision respecting Cerro del Gallo; the ability to obtain permits and lands necessary to bring the Cerro del Gallo project into production; the ability of the Company to generate significant free cash flow; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the expansion initiatives may not be completed or provide the benefits as anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Six months ended
	30-Jun-13	30-Jun-12	30-Jun-13	30-Jun-12
Operating Data
Tonnes of ore milled	201,680	174,742	385,491	353,265
Produced
Gold equivalent (ounces)	39,089	33,598	66,745	59,309
Gold (ounces)	26,904	23,277	51,095	45,865
Silver (million ounces)	1.46	1.36	2.83	2.67
Sold
Gold equivalent (ounces)	37,555	35,442	66,029	61,532
Gold (ounces)	25,692	24,876	50,428	47,880
Silver (million ounces)	1.42	1.39	2.90	2.72
Average realized prices
Gold ($/ounce)	$1,398	$1,610	$1,510	$1,643
Silver ($/ounce)¹	$11.66	$12.24	$7.82	$8.26
Total cash costs (per gold ounce)
Gold equivalent basis	$551	$525	$620	$591
By-product basis	$167	$44	$377	$282
All-in sustaining costs (per gold ounce)	$659	$637	$943	$834

Financial Data		(Restated)		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	52,475	57,061	98,796	101,065
Earnings from mine operations	23,593	30,169	39,299	48,831
Net income	4,241	6,579	21,565	36,722
Basic income per share	0.04	0.07	0.21	0.42
Diluted income per share	0.04	0.07	0.21	0.38
Adjusted net income per share	0.16	0.17	0.26	0.39
Operating cash flows before working capital changes	16,932	35,386	36,443	55,178
Assets
Mining interests	600,525	486,910	600,525	486,910
Total assets	780,316	640,919	780,316	640,919
Liabilities
Long-term liabilities	49,678	53,745	49,678	53,475
Total liabilities	95,567	115,071	95,567	115,071
Equity	684,749	525,848	684,749	525,848
Weighted average shares outstanding (basic) (000's)	105,345	88,260	101,321	88,260
Weighted average shares outstanding (diluted) (000's)	105,696	96,688	101,817	96,698

SUMMARIZED OPERATING DATA

	Three months ended
	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12
Operating Data
Tonnes of ore milled	201,680	183,811	190,073	177,926	174,742
Average mill head grade (gram s/tonne)
Gold	4.25	4.20	3.90	3.40	4.25
Silver	236	242	228	210	256
Average recovery rate (% )
Gold	98%	98%	97%	97%	97%
Silver	96%	96%	95%	95%	95%
Produced
Gold equivalent (ounces)	39,089	27,656	26,310	25,582	33,598
Gold (ounces)	26,904	24,190	23,143	18,892	23,277
Silver (million ounces)	1.46	1.37	1.32	1.14	1.36
Sold
Gold equivalent (ounces)	37,555	28,474	25,416	23,251	35,442
Gold (ounces)	25,692	24,736	22,404	17,100	24,876
Silver at fixed price (million ounces) (1)	0.82	1.48	1.25	0.80	0.92
Silver at spot (million ounces) (1)	0.60	-	-	0.25	0.47
Average realized price (per ounce)
Gold	$1,398	$1,626	$1,715	$1,646	$1,610
Silver (1)	$11.66	$4.12	$4.12	$9.66	$12.24
Total cash operating costs ($000s)	$21,530	$19,873	$17,818	$17,872	$17,645
Total cash costs (per gold ounce)
Gold equivalent basis	$551	$719	$677	$699	$525
By-product basis	$167	$589	$535	$363	$44
All-in sustaining costs (per ounce) (2)	$659	$1,236	$1,644	$1,279	$637

(1)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero is able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5].

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining cash costs are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s second quarter 2013 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2013 and 2012

(In thousands of United States dollars, except for share and per share amounts) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
	$	$	$	$
		(Note 2)		(Note 2)

Revenue	52,475	57,061	98,796	101,065

Operating expenses	(20,813)	(18,253)	(43,276)	(37,146)
Depreciation and depletion	(8,069)	(8,639)	(16,221)	(15,088)
Total cost of sales	(28,882)	(26,892)	(59,497)	(52,234)

Earnings from mine operations	23,593	30,169	39,299	48,831
General and administrative expenses	(1,907)	(6,017)	(9,703)	(9,532)

Earnings from operations	21,686	24,152	29,596	39,299
Other expense	(5,755)	(343)	(6,082)	(431)
Foreign exchange gain (loss)	651	(1,280)	(710)	204
Finance income	40	695	151	832
Finance expense	(415)	(692)	(924)	(1,839)
Loss on derivative contracts	-	(176)	-	(197)

Earnings before income taxes	16,207	22,356	22,031	37,868

Income tax expense	(11,966)	(15,777)	(466)	(1,146)

Net income for the period	4,241	6,579	21,565	36,722

Other comprehensive income
Exchange differences on translation of foreign operations	(4,136)	(146)	(3,790)	98
Total comprehensive income
for the period	105	6,433	17,775	36,820

Basic income per share	0.04	0.07	0.21	0.42
Diluted income per share	0.04	0.07	0.21	0.38

Weighted average number of common shares outstanding
Basic	105,344,778	88,259,831	101,320,723	88,259,831
Diluted	105,696,266	96,688,006	101,817,431	96,698,257

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(In thousands of United States dollars) (Unaudited)

	June 30,	December 31,
	2013	2012
	$	$

Assets
Current assets
Cash	130,390	139,244
Trade and other receivables	3,714	3,792
Taxes receivable	12,554	5,914
Prepaid expenses	9,359	4,607
Inventories	10,706	11,044
Total current assets	166,723	164,601

Non-current assets
M ining interests	600,525	496,132
Long-term investments	1,254	-
Deferred tax asset	11,814	9,773
Total assets	780,316	670,506

Liabilities
Current liabilities
Trade and other payables	35,958	36,520
Taxes payable	2,800	2,209
Current portion of decommissioning liability	2,131	2,182
Current portion of long-term debt	5,000	12,786
Total current liabilities	45,889	53,697

Non-current liabilities
Taxes payable	8,370	6,055
Decommissioning liability	6,422	6,101
Long-term debt	27,214	27,214
Other long-term liabilities	7,672	5,701
Total liabilities	95,567	98,768

Equity
Share capital	551,799	456,734
Warrant reserve	34,237	34,237
Share-based payment reserve	15,291	15,120
Foreign currency translation reserve	(4,854)	(1,064)
Retained earnings	88,276	66,711
Total equity	684,749	571,738
Total liabilities and equity	780,316	670,506

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEM ENTS OF CASH FLOW S
THREE AND SIX MONTHS ENDED JUNE 30, 2013 and 2012

(In thousands Of United States dollars) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$

Operating activities
Earnings before income taxes	16,207	22,356	22,031	37,868
Adjustments for:
Depreciation and depletion	8,069	8,639	16,221	15,088
Payments relating to decomissioning liability	-	-	(53)	-
Share-based payments - stock option plan	53	562	108	1,222
Share-based payments - Phantom Share Unit Plan	(2,792)	1,543	2,128	1,481
Payments made under the
Phantom Share Unit Plan	(5,048)	(98)	(5,727)	(370)
Loss on derivative asset	-	176	-	197
Assets written off	101	79	165	324
Unrealized foreign exchange (gain) loss	177	2,494	1,310	(568)
Taxes paid	(210)	(362)	(523)	(1,071)
Other adjustments
Finance income (disclosed in investing activities)	(40)	(695)	(151)	(832)
Finance expense	415	692	924	1,839
Cash provided by operating activities before working capital changes	16,932	35,386	36,433	55,178
Changes in non-cash working capital	(6,550)	11,201	(8,158)	14,141
Cash provided by operating activities	10,382	46,587	28,275	69,319

Investing activities
Acquisition of Cerro Resources NL	(3,508)	-	(3,508)	-
Long-term investments	(1,062)	-	(1,062)	-
Expenditures on exploration and evaluation assets	(14,582)	(6,503)	(21,016)	(13,379)
Expenditures on mining interests	(1,455)	(1,079)	(3,756)	(2,064)
Interest received	40	695	151	832
Cash used in investing activities	(20,567)	(6,887)	(29,191)	(14,611)

Financing activities
Repayment of debt	-	-	(7,786)	(5,000)
Proceeds on exercise of options	34	-	910
Interest paid	-	-	-	(4,406)
Cash provided by (used in) financing activities	34	-	(6,876)	(9,406)

Effect of foreign exchange rate changes on cash	(705)	(235)	(1,062)	(330)

(Decrease) increase in cash	(10,856)	39,465	(8,854)	44,972
Cash, beginning of period	141,246	86,268	139,244	80,761
Cash, end of period	130,390	125,733	130,390	125,733